EXHIBIT 12

THE STANLEY WORKS AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
For the fiscal years ended December 29, 2007, December 30, 2006, December 31, 2005, January 1, 2005, and January 3, 2004
(Millions of Dollars)

	Fiscal Year
	2007	2006	2005	2004	2003
Earnings from continuing operations before income taxes and minority interest	$453.8	$371.1	$358.2	$324.2	$118.1
Add:
Interest expense	85.2	69.3	40.4	38.6	34.1
Portion of rents representative of interest factor	19.6	16.1	12.7	9.7	7.3
Amortization of capitalized interest	—	—	—	—	—
Income as adjusted	$558.6	$456.5	$411.3	$372.5	$159.5
Fixed charges:
Interest expense	$85.2	$69.3	$40.4	$38.6	$34.1
Portion of rents representative of interest factor	19.6	16.1	12.7	9.7	7.3
Amortization of capitalized interest	—	—	—	—	—
Fixed charges	$104.8	$85.4	$53.1	$48.3	$41.4
Ratio of earnings to fixed charges	5.3	5.3	7.7	7.7	3.9